Exhibit 3.2

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

VYSTAR CORPORATION

Pursuant to Section 14-2-1002 of the Georgia Business Corporation Code, the corporation hereinafter named (the “Corporation”), does hereby adopt the following Articles of Amendment.

ARTICLE ONE

The name of the corporation is Vystar Corporation (the “Corporation”).

ARTICLE TWO

The Articles of Incorporation of Vystar Corporation are hereby amended by deleting Section 7(a)(i) of the terms of the Series A Cumulative Convertible Preferred Stock of Vystar Corporation and substituting in lieu therefore the following language:

“(a)            Conversion at Option of Holders.

(i)                   Holders of Convertible Preferred Stock may on or after the six (6) month anniversary of the Investor’s Securities Purchase Agreement Acceptance Date, at their option upon surrender of the certificates therefor, convert all or part of their shares of Convertible Preferred Stock into fully paid and nonassessable shares of Common Stock (and such other securities and property as they may be entitled to, as hereinafter provided). Each share of Convertible Preferred Stock shall be convertible at the office of any transfer agent for the Convertible Preferred Stock and at such other office or offices, if any, as the Board of Directors may designate, into that number of fully paid and nonassessable shares of Common Stock as shall be equal to the Conversion Rate, determined as hereinafter provided, in effect at the time of conversion. Shares of Convertible Preferred Stock may initially be converted into full shares of Common Stock as is determined by dividing (A) the Original Issue Price plus an amount equal to the dividends accumulated and unpaid at the annual rate of ten percent (10%) per annum, by (B) the Conversion Price, subject to adjustment from time to time as provided in Section 8 (such conversion rate, as so adjusted from time to time, being referred to herein as the “Conversion Rate”). “Original Issue Price” means $10. “Conversion Price” means $0.075.”

ARTICLE THREE

The amendment provided for herein was duly adopted by the Board of Directors of the Corporation on November 25, 2014, 2015, in accordance with Section 14-2-1002 of the Georgia Business Corporation Code. Shareholder action was not required.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by a duly authorized officer, this 6th day of March, 2015.

VYSTAR CORPORATION

By:	/s/ William R. Doyle
Name:	William R. Doyle
Title:	Chairman, President and CEO